July 18, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall

Division of Corporate Finance

Re:	Phillips 66 Partners LP

Registration Statement on Form S-1 (File No. 333-187582)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Phillips 66 Partners LP (the “Partnership”) proposed initial public offering of up to 15,000,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on July 22, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated July 15, 2012, through the date hereof:

Preliminary Prospectus dated July 15, 2013:

7,902 copies to prospective underwriters, institutional investors, dealers and others.

[The remainder of this page intentionally left blank.]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC,
As Representatives of the several
Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Name: Yaw Asamoah-Duodu
Title: Managing Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Greg Lusardi
Name: Greg Lusardi
Title: Vice President